

August 26, 2011

Via E-mail
Roy G. Warren, Chief Executive Officer
Attitude Drinks Incorporated
10415 Riverside Drive, Suite #101
Palm Beach Gardens, Florida 33410

    RE: **Attitude Drinks Incorporated**
         June 16, 2011 Supplemental Response
         Form 10-K for Fiscal Year Ended March 31, 2010
         Filed July 14, 2010
         File No. 000-52904

Dear Mr. Warren:

We have reviewed your June 16, 2011 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

June 16, 2011 Supplemental Response RE: Form 10-K for FYE March 31, 2010

Management's Discussion and Analysis

External Sources of Liquidity, page 21

1. We note your proposed revised disclosure in response to comment one of our letter dated June 2, 2011 and we partially reissue the comment. Please revise the table to clearly reflect that the convertible notes were in default. Please disclose the amount that is in default for the convertible notes. Please clearly disclose the interest rate for debt financing. In this regard, we note that you have only disclosed the default interest rate for your short-term bridge loans.

Item 11. Executive Compensation, page 35

2. We note your proposed revised footnote disclosure in response to comment four of our letter dated June 2, 2011. Please additionally revise the values in column *f* of your Summary Compensation Table to reflect your revised calculation or advise.

Item 15. Exhibits, page 40

3. We note your response to comment six of our letter dated June 2, 2011 and we partially reissue the comment. Exhibits 10.1, 10.8, 10.19, 10.26, and 10.28 to the filing appear to be missing schedules, exhibits or attachments. Please file these agreements in their entirety as required by Item 601(b)(10) of Regulation S-K. In this regard, to the extent that certain exhibits to these exhibits were filed separately, please specifically disclose in the exhibits index where such exhibits were filed including the exhibit number and date of the filing. Lastly, your response does not reflect all of the omitted exhibits, schedules or attachments. For instance, we note that Exhibit 10.1 refers to Exhibit H, which has not been filed and was not included in your response. We also note your statement that Exhibit 10.28 included exhibits A-D. We are only able to locate exhibits A and B and they do not appear to be the form of the note and form of warrant as the exhibit indicates. In addition, exhibit 10.34 to the Form 10-Q for quarterly period ended September 30, 2010 filed on June 1, 2011 (previously Exhibit 10.20 to the Form 8-K filed July 21, 2010) is missing schedules, exhibits or attachments. Exhibit 10.48 to the Form 10-K filed on July 14, 2011 is missing Schedule 9(v), as referenced in Section 9(v) of the agreement. Please re-file these exhibits in their entirety.

General

4. We partially reissue comment eight from our letter dated June 2, 2011. Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to comply with the comments issued on the Form 10-K for the MD&A and the Recent Sales of Unregistered Securities section. This includes the more detailed disclosure regarding the defaults, and stating the exemption relied upon and briefly describing the facts that make the exemption available.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director